Filed by:  Public Service Company of New Mexico
                                   pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                                ------------------------------------------------
                                          of the Securities Exchange Act of 1934
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               Public Service Company of New Mexico Commission File No.:  1-6986
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                            Western Resources, Inc. Commission File No.:  1-3523
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                                       Subject Company:  Western Resources, Inc.


                                                         THURSDAY, JULY 26, 2001

              PNM AND WESTERN TO DISCUSS TRANSACTION MODIFICATIONS

ALBUQUERQUE, NM AND TOPEKA, KS, JULY 26, 2001 - PNM, Public Service Company of New Mexico (NYSE: PNM) and Western Resources (NYSE: WR) today announced their belief that, if the recent orders by the Kansas Corporation Commission (KCC) remain in effect, their proposed transaction to combine the two companies' electric operations will be difficult to complete as currently structured.

PNM Chairman, President and Chief Executive Officer Jeff Sterba said, "PNM doesn't believe that the split-off and other transactions envisioned in our Merger Agreement with Western Resources can be accomplished on the agreed terms if the KCC's orders remain in effect. PNM continues to believe in the strategic benefits of bringing our two companies together. We are hopeful a transaction can be structured that would benefit customers and shareholders of both companies and could obtain the approval of necessary regulatory authorities, including those in Kansas and New Mexico."

The companies intend to discuss with each other over the next several weeks modifications to the transaction that will make it possible to obtain necessary regulatory approvals. Separately, Western Resources also indicated its intention to file motions to reconsider the KCC's recent actions and to pursue the issue of the KCC's jurisdiction in order to preserve the company's appellate rights.

Commenting on the situation, David Wittig, Chairman, President and Chief Executive Officer of Western Resources, said, "We believe that we understand the KCC's concerns with the current transaction and are hopeful that we can reach agreement with PNM on alternative terms that will permit the transaction to move forward and provide the benefits that we believe the combination will bring to our customers and shareholders."

PNM is a combined electric and gas utility serving approximately 1.3 million people in New Mexico. The company also sells power on the wholesale market in the Western U.S. PNM stock is traded primarily on the NYSE under the symbol PNM.


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Western Resources (NYSE: WR) is a consumer services company with interests in monitored services and energy. The company has total assets of about $8 billion, including security company holdings through ownership of Protection One (NYSE:
POI) and Protection One Europe, which have more than 1.5 million security customers. Its utilities, KPL and KGE, provide electric service to approximately 636,000 customers in Kansas. Through its ownership in

ONEOK, Inc. (NYSE: OKE), a Tulsa-based natural gas company, Western Resources has a 45 percent interest in one of the largest natural gas distribution companies in the nation, serving more than 1.4 million customers.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
--------------------------------------------------------------------------------

This press release contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of PNM and Western Resources and with respect to the benefits of the transaction are based on current expectations that are subject to risk and uncertainties. Such statements are based upon the current beliefs and expectations of the management of PNM and Western Resources. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: the possibility that shareholders of PNM and/or Western Resources will not approve the transaction, the risks that the businesses will not be integrated successfully, the risk that the benefits of the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with clients, employees, suppliers or other third parties, conditions in the financial markets relevant to the proposed transaction, the receipt of regulatory and other approvals of the transaction, the outcome of possible appeals of regulatory orders issued to date, that future circumstances could cause business decisions or accounting treatment to be decided differently than now intended, changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return on equity and equity ratio limits, industry and rate structure, stranded cost recovery, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (including retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as tornadoes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements, the impact of Protection One's financial condition on Western Resources' consolidated results, and other factors. PNM and Western Resources disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this news release. Readers are referred to PNM's and Western Resources' most recent reports filed with the Securities and Exchange Commission.

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Additional Information

In connection with a transaction, PNM and Western Resources would file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico 87158. Phone (800) 545-4425. Free copies of Western Resources' filings may be obtained by directing a request to Western Resources, P.O. Box 889, Topeka, Kansas 66601-0889. Phone: (800) 527-2495.

Participants in Solicitation

PNM, Western Resources and certain of their respective directors, executive officers and other members of their management and employees, each of whom may be considered participants in this transaction under applicable securities laws, may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning PNM's directors and executive officers participating in the solicitation is set forth in PNM's Annual Report on Form 10-K filed with the Commission on February 22, 2001, as amended on April 30, 2001, and information concerning Western Resources' directors and executive officers participating in the solicitation is set forth in Western Resources' Annual Report on Form 10-K filed with the Commission on April 2, 2001 and amended on April 30, 2001. Certain directors and executive officers of PNM and Western Resources may have direct or indirect interests in the transaction due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the transaction. In addition, directors and officers, after the transaction, will be indemnified by PNM and Western Resources, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of PNM or Western Resources prior to the transaction. Additional information regarding PNM's and Western Resources' respective participants in the solicitation will be contained in the joint proxy statement/prospectus.


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